UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 449172204	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,153
	8	SHARED VOTING POWER 1,400,920
	9	SOLE DISPOSITIVE POWER 247,153
	10	SHARED DISPOSITIVE POWER 1,400,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 449172204	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,627,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 449172204	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,352,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 449172204	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,012
	10	SHARED DISPOSITIVE POWER 1,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 449172204	Page 6 of 8

Part II to Schedule D

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is hereby filed to update and supplement certain information with respect to the shares of Class B Common Stock (the “Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates II, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2013 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2014 (“Amendment No. 1”) and as further amended by Amendment No. 2 filed on February 17, 2015 (together with the Initial Filing and Amendment No. 1, the “Filings”). This Amendment No. 3 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s address is 5875 Landerbrook Drive, Mayfield Heights, OH 44124-4017. He is (a) Senior Vice President-Finance, Treasurer & Chief Administrative Officer of NACCO Industries, Inc. and (b) President and CEO of The North American Coal Corporation.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. He is a property manager at Carlisle Residential Properties.

The statements under the heading James T. Rankin are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is a real estate broker at King Commercial Properties.

The statements under the heading Elizabeth B. Rankin are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. She is not employed.

The statements under the heading Lynne Turman Rankin are hereby deleted and replaced in their entirety by the following:

Lynne Turman Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

Item 5. Interest in Securities of the Issuer

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 247,153 shares of Class B Common and shares the power to vote and dispose of 1,400,920 shares of Class B Common. Collectively, the 1,648,073 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.8% of the Class B Common outstanding as of December 31, 2015.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,627,067 shares of Class B Common. Collectively, the 1,648,073 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 41.8% of the Class B Common outstanding as of December 31, 2015.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,352,293 shares of Class B Common. Collectively, the 1,410,879 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2015.

SCHEDULE 13D

CUSIP No. 449172204	Page 7 of 8

The statements under the heading David B. Williams are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 8,012 shares of Class B Common and shares the power to dispose of 1,402,867 shares of Class B Common. Collectively, the 1,410,879 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2015.

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

SCHEDULE 13D

CUSIP No. 449172204	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.